Innocent Inc.

3280 Suntree Blvd.

Suite 105

Melbourne, FL 32940

dosswa@yahoo.com

(954) 769-0040

April 4, 2014

Securities and Exchange Commission

Attn: Jennifer Thompson

Accounting Branch Chief

Senior Assistant Chief Accountant

Washington DC 20549

                       Re:   Innocent, Inc.

                                Item 4.01 Form 8-K

                                Filed January 13, 2014

                                Item 4.01 Form 8-K/A

                                Filed March 14, 2014

                                Response Dated March 12, 2014

                                Filed March 14, 2014

                                File No. 333-150061

In response to the Commission letter dated March 19, 2014;

Item 1.   We note that you requested that Sam Kan and Company furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements;

The following email was sent in response to Sam informing me that he was no longer going to be doing audits and would assist the company in a transition. “Me… We need to move ahead, will engage Kent can you send me letter for my 8k that no disagreements, Thanks.  Sent from Yahoo Mail on Android To: samk@hkcpafirm.com

Jan 8”

On Jan 9, 2014 he responded to my email with the following. “Sam Kan:  Hi  Wayne, I will work closely with Kent to get through it and minimize the impact to your company. Sam To: Me Jan 9”

On Jan 12, 2014, I send a copy example of the letter, No response.  I made several calls but never followed up again.

As of today I made contact, he stated that he had changed his email address and agreed to send the Exhibit 16 Letter.

Item 2.   In addition, as previously requested in our letter dated March 4, 2014, please tell us how you intend to address the Securities and Exchange Commission having denied Sam Kan & Company the privilege of appearing or practicing before the Commission as an accountant.

After the company engaged its new auditors, KLJ & Associates, LLP we begin the audit of the outstanding August 31, 2013 year end and the re-audit of August 31, 2012, which has been filed.

Item 3.  Innocent Inc. acknowledges and accepts that;

•

Innocent Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Innocent Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/Wayne A. Doss

Wayne A. Doss

President and CEO

Innocent Inc.